Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI  53202

November 19, 2012

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Buffalo Funds (the “Trust”)
Securities Act Registration No: 333-56018
Investment Company Act Registration No: 811-10303

Dear Sir or Madam:

Pursuant to Rule 145 under the Securities Act of 1933 (the “1933 Act”), the Trust hereby submits Form N-14 for the purpose of combining two series of the Trust into one series.  Specifically, the Trust is proposing that the Buffalo China Fund, a series of the Trust, be reorganized into the Buffalo International Fund, also a series of the Trust.  Because the Reorganization is being contemplated in accordance with Rule 17a-8 under the Investment Company Act of 1940, the Trust is not seeking the approval of shareholders to complete the Reorganization.  Rather, this Form N-14 will be mailed to shareholders in the form of an Information Statement/Prospectus.  It is anticipated that this Registration Statement will become effective on December 19, 2012, the 30th day after filing pursuant to Rule 488 under the 1933 Act.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-5384.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo, Esq.
Secretary of the Trust

Enclosures